UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AuraSound, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.:  000-51543

Nevada (State or other jurisdiction of Incorporation or Organization)	20-5573204 (I.R.S. Employer Identification No.)

11839 East Smith Avenue Santa Fe Springs, CA 90670 (Address of Principal Executive Offices)

(562) 821-0275
(Registrant’s telephone number, including area code)

July 20, 2010

AuraSound, Inc.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “AuraSound”, “we”, “us”, and “our” are to AuraSound, Inc., a Nevada corporation.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of the board of directors (the “Board”) of AuraSound, Inc.  The date of this Information Statement is July 20, 2010.

This Information Statement is being mailed to our stockholders of record as of July 19, 2010.  On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board.

OVERVIEW

Transaction with GGEC America, Inc.

On July 8, 2010, two of our directors, Arthur Liu and Amy Liu, submitted their written resignations from the Board, effective as of the closing of the Securities Purchase Agreement, dated as of July 10, 2010, by and among AuraSound, Guoguang Electric Company Limited, a Chinese corporation (“GGEC China”), and its wholly-owned subsidiary, GGEC America, Inc., a California corporation (“GGEC America”), whereby GGEC America purchased 6,000,000 shares of common stock of AuraSound constituting approximately 55% of AuraSound’s issued and outstanding common stock (“Common Shares”) after giving effect to the transaction, and warrants to purchase an additional 8,317,265 Common Shares, for an aggregate purchase price of US $3,000,000, which was paid by cancellation of the same amount of indebtedness owed by AuraSound to GGEC America and GGEC China (the “GGEC Transaction”).  Information about this transaction is incorporated herein by reference to Item 3.02 of the Current Report on Form 8-K filed by AuraSound with the Securities and Exchange Commission on July 15, 2010.  Effective as of the closing of the GGEC Transaction, which occurred on July 10, 2010, AuraSound’s two remaining directors, Robert Pearson and Judie Rothenberger, appointed two new directors designated by GGEC America, namely Robert Tetzlaff, the Chief Executive Officer of GGEC America, and Kobe Zhang, the Secretary and a director of GGEC America, to serve until their earlier resignation or removal or until their successors are duly elected.

Transaction with ASI Holdings Limited

On July 10, 2010, AuraSound entered into an Asset Purchase Agreement with ASI Holdings Limited, a Hong Kong corporation (“ASI Holdings”), and its wholly-owned subsidiary, ASI Audio Technologies, LLC, an Arizona limited liability company (“ASI Arizona”), pursuant to which AuraSound agreed to acquire substantially all the business assets and certain liabilities of ASI Holdings and ASI Arizona (the “ASI Transaction”).  ASI Holdings and ASI Arizona design, develop and sell high quality performance television sound bars, television speakers, High Definition Phantom Audio (HDPA™) products, desktop speakers, notebook speakers and transducers for original equipment manufacturers such as Vizio, Inc.  AuraSound agreed to acquire substantially all the business assets and certain liabilities of ASI Holdings and ASI Arizona in consideration of the issuance to the stockholders of ASI Holdings of an aggregate of 5,988,005 Common Shares and a five-year warrant to purchase 3,000,000 Common Shares at an exercise price of $1.00 per share, exercisable for cash only, provided that the warrant shall not be exercisable until AuraSound has duly increased its authorized Common Shares following the closing of the ASI Transaction to a number sufficient to enable the full exercise of all of AuraSound’s outstanding warrants and options and until certain vesting conditions of the warrant are satisfied.  In connection with the ASI Transaction, Judie Rothenberger and Kobe Zhang will resign from AuraSound’s Board.  The remaining directors intend to appoint to the Board Harald Weisshaupt, the Chief Executive Officer, founder and controlling stockholder of ASI Holdings, Danny Tsui, the General Manager of GGEC Hong Kong, a subsidiary of GGEC China (who will be Chairman of the Board of AuraSound), and Vivian Tran, the Financial Manager of GGEC America (collectively sometimes referred to as the “Director Designees”), to be effective upon the later of the tenth (10th) day after this Information Statement has been distributed to the stockholders of AuraSound and the closing of the ASI Transaction.  In addition, upon the closing of the ASI Transaction, Harald Weisshaupt will become the Chief Executive Officer and Chief Financial Officer of AuraSound.  The ASI Transaction is expected to close on July 31, 2010.  Information about the ASI Transaction is incorporated herein by reference to Item 1.01 of the Current Report on Form 8-K filed by AuraSound with the Securities and Exchange Commission on July 15, 2010.

Upon the effectiveness of the foregoing appointments to the Board, the following persons will constitute the entire Board:

Danny Tsui (Chairman)
Harald Weisshaupt
Robert Tetzlaff
Vivian Tran
Robert Pearson

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of AuraSound’s directors occurs (otherwise than at a meeting of AuraSound’s stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(f) OF THE SECURITIES EXCHANGE ACT AND RULE 14f-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF AURASOUND’S DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

VOTING SECURITIES

AuraSound’s authorized capital stock consists of 16,666,667 Common Shares, par value $0.01 per share, and 3,333,333 shares of preferred stock.

After giving effect to the GGEC Transaction and the ASI Transaction, AuraSound will have a total of 16,666,667 Common Shares issued and outstanding.  Each holder of Common Shares is entitled to one vote for each Common Share held on all matters submitted to a vote of stockholders.

BENEFICIAL OWNERSHIP

The following table presents information regarding the anticipated beneficial ownership of our Common Shares upon the closing of the ASI Transaction, with respect to:

•	each of our current executive officers and our executive officer designees;

•	each of our directors and Director Designees;

•	all of our directors (including the Director Designees) and executive officers as a group; and

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.  Our Common Shares underlying options or warrants that are currently exercisable or that will be issued and exercisable within 60 days of July 19, 2010, are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in this table is based on 16,666,667 Common Shares outstanding after giving effect to the ASI Transaction and the GGEC Transaction which preceded it.  Unless otherwise indicated, the address of each of the executive officers, executive officer designees, directors, Director Designees and 5% or more stockholders named below is AuraSound, Inc., 11839 East Smith Avenue, Santa Fe Springs, CA 90670.

BENEFICIAL OWNERSHIP TABLE

Title of Class of Security	Name and Address Officers, Directors and Director Designees	Number of Shares of Common Stock Beneficially Owned		Percentage of Common Stock

Common Stock	Arthur Liu, current Chief Executive Officer and Chief Financial Officer	5,243,004	(1)	26.6%
Common Stock	Harald Weisshaupt, Chief Executive Officer designee, Chief Financial Officer designee and Director Designee	8,389,204	(2)	42.7%
Common Stock	Donald North, Vice President, Engineering	100,000	(3)	.6%
Common Stock	Danny Tsui, Director Designee	0		0
Common Stock	Robert Tetzlaff, Director	0		0
Common Stock	Vivian Tran, Director Designee	20,000	(4)	.1%
Common Stock	Robert Pearson, Director	0		0
Common Stock	Kobe Zhang, Director	0		0

	All executive officers, executive officer designees, directors and Director Designees as a group	13,752,208		44.8%

	5% Holders

Common Stock	Sunny World Associates Limited (5)	8,389,204	(5)	42.7%
Common Stock	GGEC America, Inc. (6)	14,317,265	(6)	57.3%
Common Stock	Vision Opportunity Master Fund Ltd. (7)	2,500,000	(7)	14.0%
Common Stock	Funds to which RENN Capital Group Plc. acts as investment advisor (8)	1,500,000	(8)	8.6%

(1) Includes 1,257,418 Common Shares and warrants to purchase 200,000 Common Shares at a price of $0.75 held by Arthur Liu, 660,133 Common Shares held by the Arthur Liu Trust and, 277,778 Common Shares, 326,173 Common Shares to be issued and warrants to purchase 2,521,502 Common Shares at a price of $0.50 per share which are held by Inseat Solutions LLC, an entity controlled by Arthur Liu.
(2) Includes 5,389,204 Common Shares and warrants to purchase 3,000,000 Common Shares at a price of $1.00 per share which are held by Sunny World Associates, which is controlled by Mr. Weisshaupt.
(3) Includes warrants to purchase 100,000 Common Shares at a price of $0.75 per share.
(4) Includes warrants to purchase 20,000 Common Shares at a price of $0.50 per share.
(5) Includes 5,389204 Common Shares and warrants to purchase 3,000,000 Common Shares at a price of $1.00 per share.  Sunny World Associates Limited is controlled by Harald Weisshaupt.  The address of Sunny World Associates Limited is Third Floor, Jonsim Place, 228 Queen’s Road, Wanchai, Hong Kong.
(6) Includes 6,000,000 Common Shares and warrants to purchase 6,000,000 Common Shares at a price of $1.00 per share and 2,317,265 Common Shares at a price of $0.75 per share.  The address of GGEC America, Inc. is 1801 E. Edinger Avenue, Suite 255, Santa Ana, California 92705.
(7) Includes 1,250,000 Common Shares and warrants to purchase 1,250,000 Common Shares at a price of $0.50 per share.  The address of Vision Opportunity Master Fund Ltd. is 20 W. 55th Street, 5th Floor, New York, New York 10019.
(8) Includes 750,000 Common Shares and warrants to purchase 750,000 Common Shares at a price of $0.50 per share.  The address of RENN Capital Group Plc. is 8080 N. Central Expressway, Suite 210, Dallas, Texas 75206.

CHANGE OF CONTROL

After giving effect to the closing of the ASI Transaction and the GGEC Transaction which preceded it:

•
GGEC America owns Common Shares that constitute approximately 36% of the issued and outstanding Common Shares, and Common Shares and warrants that collectively constitute 57.3% of the outstanding Common Shares, computed in accordance with Rule 13d-3 promulgated under the Securities Act of 1934; and.

•
the stockholders of ASI Holdings collectively will own Common Shares that constitute approximately 36% of the issued and outstanding Common Shares, and Common Shares and warrants that will collectively constitute 45.7% of the outstanding Common Shares, computed in accordance with Rule 13d-3 promulgated under the Securities Act of 1934.

Therefore, together, GGEC America and the stockholders of ASI Holdings will control AuraSound.  As noted above, prior to the consummation of the ASI Transaction, GGEC America purchased approximately 55% of AuraSound’s Common Shares for an aggregate purchase price of US $3,000,000, which was paid by cancellation of the same amount of indebtedness owed by AuraSound to GGEC America and GGEC China.  The stockholders of ASI Holdings will acquire an aggregate of 5,988,005 Common Shares, or approximately 36% of AuraSound’s outstanding Common Shares, and a five-year warrant to purchase 3,000,000 Common Shares at an exercise price of $1.00 per share, in exchange for substantially all of the assets of ASI Holdings.  Prior to the GGEC Transaction, Arthur Liu and Inseat Solutions LLC, a company controlled by Mr. Liu, constituted AuraSound’s largest stockholders, owning approximately 47% of AuraSound’s outstanding Common Shares.

CHANGES TO AURASOUND’S EXECUTIVE OFFICERS AND THE BOARD OF DIRECTORS

Set forth below is information regarding AuraSound’s current directors and executive officers as well as information regarding the proposed executive officers and Director Designees.

Name	Age	Position

Arthur Liu	70	Chief Executive Officer, Chief Financial Officer
Donald North	35	Vice President, Engineering
Robert Tetzlaff	59	Director
Robert Pearson	73	Director
Kobe Zhang	31	Director
Harald Weisshaupt	44	Chief Executive Officer designee, Chief Financial Officer designee, Director Designee
Danny Tsui	46	Chairman of the Board designee/Director Designee
Vivian Tran	34	Director Designee

None of the Director Designees has been involved in any transactions with AuraSound or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

AuraSound’s Board is in the process of establishing policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.  Since the beginning of AuraSound’s last fiscal year, there were no transactions relating to the Director Designees that were required to be reported pursuant to Item 404(a) or 404(b) of Regulation S-K.

To the best of our knowledge, none of the Director Designees has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.  While our Common Shares are not traded on any exchange, we have used Section 803 of the Rules of the NYSE Amex to determine if our directors are “independent”.  Using the definition of “independent” as set forth in Section 803, we have determined that, following the completion of the ASI Transaction, Robert Pearson will be our sole “independent director”.  AuraSound believes that Robert Pearson has the qualifications of an audit committee financial expert.

Until the closing of the ASI Transaction, we will be a controlled company in that GGEC America controls over 50% of the voting power of our issued and outstanding Common Shares.  Because we are a controlled company, nominations to our Board in connection with the ASI Transaction were not made by either a nominating committee comprised solely of independent directors or by a majority of independent directors.  Instead, nominees to the Board were nominated by our entire Board, and we expect this will continue following completion of the ASI Transaction.  Our Board currently has no policy with regard to the consideration of director-candidates recommended by stockholders.  Following the completion of the ASI Transaction, we expect that our two major stockholders, GGEC America, Inc. and Sunny World Associates Limited, will be instrumental in nominating members to our Board.  Because of the control that will be exercised by GGEC America, Inc. and Sunny World Associates Limited, we do not believe that it is currently necessary to have a formal policy with regard to director candidates recommended by other stockholders.  Following the closing of the ASI Transaction, the leadership structure of the Board will separate the office of Chairman of the Board, which will be filled by Danny Tsui, from AuraSound’s Chief Executive Officer, a position that will be filled by Harald Weisshaupt.  Mr. Tsui is not an officer of AuraSound.

The Board is charged with oversight of and safeguarding the assets of AuraSound, with maintaining appropriate financial and other controls, and with making sure that the business is conducted in compliance with applicable laws and regulations.  Included in these responsibilities is the Board’s oversight of the various risks facing AuraSound.  In this regard, the Board seeks to understand and oversee critical business risks, including financial, competitive and operational risks.  While the Board oversees risk management, management is charged with managing risk and with communicating with the Board regarding risks.  Management communicates routinely with the Board and individual directors on significant risks and how they are being managed.  Directors are free to communicate directly with senior management.  The Board implements its risk oversight function as a whole but, in the future, may delegate this oversight function to various committees.

We do not have specific minimum qualifications that a person must meet in order to serve on the Board.  In adding the Director Designees, we sought out individuals who would be able to guide our new operations based on a number of traits including, but not limited to, business experience with ASI Holdings and GGEC America and knowledge of our industry.  To date, we have not paid any third parties to assist us in finding suitable candidates to serve as directors.  We have not received a director-nominee recommendation from any stockholder, other than GGEC America, Inc., which has been a major creditor of AuraSound and which, prior to the closing of the ASI Transaction, owns a controlling number of our issued and outstanding Common Shares.

During the last fiscal year, the Board held one (1) meeting, although the Board acted by written consent three (3) times.  There were no Board members who did not attend this meeting.  We currently have no policy regarding the attendance of directors at an annual meeting of stockholders.

The Board has not established a formal process for stockholders to send communications to its members.  Any stockholder may send a communication to any member of the Board in care of our address below:

AuraSound, Inc.
11839 East Smith Avenue
Santa Fe Springs, CA 90670

If a communication is sent to our address, we will forward any such communication to the Board member.  If the stockholder would like the communication to be confidential, it should be so marked.

Below is information about the business experience of each of our current directors and Director Designees.

Harald Weisshaupt, Chief Executive Officer Designee, Chief Financial Officer Designee and Director Designee

Mr. Weisshaupt was the founder of, and has been employed by, ASI Holdings as its Chief Executive Officer from April 2006.  Mr. Weisshaupt has almost 20 years senior management experience with both multi-national companies and start ups.  Prior to founding ASI Holdings, from October 2003 to April 2006 Mr. Weisshaupt worked for Gateway/eMachines as the Vice President of Procurement.  His business experience includes employment with Hewlett Packard and 3PARdata, which, at the time of his involvement, was a start up company that eventually became publicly traded.  Mr. Weisshaupt earned a double major master of science degree in Supply Chain and Accounting from the University of Ulm, Germany.  Mr. Weisshaupt’s knowledge of the business of ASI Holdings and its operations led AuraSound to conclude that he should serve as a director.

Danny Tsui, Chairman of the Board Designee

Mr. Tsui is the General Manager of GGEC Hong Kong, a subsidiary of GGEC China, a position he has held since April 1994.  Prior to assuming the role of General Manager of GGEC Hong Kong, Mr. Tsui worked for GGEC China as Administration Manager from April 1990 to March 1994.  Mr. Tsui’s knowledge of the business of GGEC China and its subsidiaries led AuraSound to conclude that he should serve as a director.

Robert Tetzlaff, Director Designee

Mr. Tetzlaff is currently the President of GGEC America, an OEM audiosystems and electronics manufacturer, a position he has held since April 2010.  Prior to April 2010, from and after October 2001, he was employed by GGEC America as Vice President and Business Unit Manager.  Prior to October 2001, Mr. Tetzlaff held various positions with a number of companies that provided audio systems or speakers to the automotive industry.  Mr. Tetzlaff graduated from the University of Illinois with a degree in Electrical Engineering Technology.  His long experience in the audiosystem industry, which began in 1979, his familiarity with the operations of GGEC America and his education as an electrical engineer led AuraSound to conclude that he should serve as a director.

Vivian Tran, Director Designee

Ms. Tran has been employed by GGEC America as its Finance Manager since July 2006.  Ms. Tran graduated from the University of Utah with a bachelor’s degree in finance in 2002.  Ms. Tran’s familiarity with the operations of GGEC America and her background in finance led AuraSound to conclude that she should serve as a director.

Robert Pearson, Director

Mr. Pearson became a director in January 2008.  He joined RENN Capital Group in April 1997 and was its Senior Vice President-Investments until his retirement in 2010.  From May 1994 to May 1997, Mr. Pearson was an independent financial management consultant primarily engaged by RENN Capital Group.  From May 1990 to May 1994, he served as Chief Financial Officer and Executive Vice President of Thomas Group, Inc., a management consulting firm, where he was instrumental in moving a small privately held company from a start-up to a public company with over $40 million in revenues.  Prior to 1990, Mr. Pearson spent 25 years at Texas Instruments where he served in several positions including Vice President-Controller and later as Vice President-Finance.  Mr. Pearson holds a BS in Business from the University of Maryland and was a W.A. Paton Scholar with an MBA from the University of Michigan.  He is currently a director of CaminoSoft Corporation and Vertical Branding, Inc., which are publicly held.  He is also a director of several privately held companies.  Mr. Pearson’s education and experience with financial management led to the conclusion that he should serve as a director.

Kobe Zhang, Director

Mr. Zhang has been employed by GGEC America since June 2007 as its Senior Sales Manager.  From June 2005 to June 2007, he was Sales Manager of GGEC China.   Mr. Zhang’s familiarity with the business and operations of GGEC America and GGEC China led AuraSound to conclude that he should serve as a director.  Mr. Zhang intends to resign from the Board upon completion of the ASI Transaction.

COMMITTEES OF THE BOARD OF DIRECTORS

We do not currently have a compensation committee, audit committee, or nominating and corporate governance committee. The functions customarily delegated to these committees have been performed by the Board.  Due to our size and the current extent of our resources, we do not believe that such committees are appropriate at this time.

EXECUTIVE OFFICERS

In connection with the ASI Transaction, Harald Weisshaupt will become our Chief Executive Officer and Chief Financial Officer, effective as of the closing of the ASI Transaction, replacing Arthur Liu from such offices.

Below is information about the business experience of each of our executive officers who are not also directors.

Donald North, Vice President of Engineering

Mr. North became our Vice President of Engineering on June 7, 2007.  Mr. North has served as  Engineering Director of AuraSound California since 2005. Prior to his current position at AuraSound, Mr. North was a Loudspeaker Design Engineer at Harman International from 1999 to 2000 and served as a Transducer Engineer at AuraSound California from 1995 to 1999. Mr. North began his career as an engineer for Boston Acoustics in 1995. Mr. North is the inventor of the Whisper transducer and has served as the lead project engineer and project manager for the R&D teams responsible for the creation of several AuraSound product lines including the Mobile Reference series of woofers and Monster Cable’s M Design series of home theater loudspeakers. Mr. North graduated from California Institute of Technology in 1994 with a B.S. in Engineering and Applied Science.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires AuraSound’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of AuraSound’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of AuraSound’s securities with the Securities and Exchange Commission on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  None of the Director-Designees was subject to Section 16(a) prior to their appointment as directors.  To our knowledge, we believe that during our fiscal year ended June 30, 2009, none of our officers, directors or owners of 10% of our common stock failed to file on a timely basis reports required by Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning all compensation paid to AuraSound’s executive officers for services to AuraSound in all capacities for the fiscal years ended June 30, 2009 and 2008.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compen- sation Earnings ($)	Other Comp ($)	Total ($)
Arthur Liu, Chief Executive Officer	2008	$360,000	0	0	0	0	0	0	$360,000
and President	2009	$155,385	0	0	0	0	0	0	$155,385

Donald North, Vice President	2008	$102,600							$102,600
Of Engineering	2009	$107,651	0	0	0	0	0	0	$107,651

We do not have any annuity, retirement, pension or deferred compensation plan or other arrangements under which any executive officers are entitled to participate without similar participation by other employees.

Our executive officers and/or their respective affiliates will be reimbursed by AuraSound for any out-of-pocket expenses incurred in connection with activities conducted on AuraSound’s behalf.  There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of such expenses by anyone other than our Board, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

AuraSound has not granted any stock options or stock appreciation rights or any awards under long-term incentive plans.

At the closing of the ASI Transaction, AuraSound will enter into an employment agreement with Harald Weisshaupt, pursuant to which Mr. Weisshaupt will serve as our Chief Executive Officer.  The employment agreement provides for a base salary of $120,000 per year and will renew for successive one year terms until terminated by either party.  Aside from the base salary, Mr. Weisshaupt will be entitled to participate in benefit plans (such as medical and dental plans) or receive other benefits (such as life or disability insurance) provided to other executive officers of AuraSound.  AuraSound will also reimburse Mr. Weisshaupt for the cost of his housing in Hong Kong, which is currently $2,500 per month.  AuraSound may terminate the employment agreement for “cause” or without cause, upon written notice to Mr. Weisshaupt.  “Cause” is defined in the agreement to include (i) a conviction or a plea of guilty or nolo contendere to any felony whatsoever or any misdemeanor involving moral turpitude, deceit, dishonesty, or fraud; (ii) the deliberate and repeated failure to perform assigned duties and responsibilities or deliberately engaging in gross misconduct in the course of his employment, which in either case is not cured within 30 days after AuraSound serves Mr. Weisshaupt with written notice detailing the unacceptable conduct and specifying the cure expected; (iii) without approval by the Board of Directors, executing on behalf of AuraSound or its subsidiaries any loan agreement or promissory note or otherwise making any commitment whatsoever on behalf of AuraSound or its subsidiaries to borrow money; (iv) a material breach by Mr. Weisshaupt of any of the covenants, terms or provisions of the employment agreement or any agreement between AuraSound and Mr. Weisshaupt regarding confidentiality, non-competition or assignment of inventions; or (v) Mr. Weisshaupt’s failure to act, or cease from acting, as requested in writing by the Board of Directors in connection with his duties under the employment agreement within thirty (30) days of receipt of such written request.  Mr. Weisshaupt may terminate the employment agreement by resigning for “good reason” or by providing sixty (60) days notice of his intent to resign.  “Good reason” as defined in the employment agreement includes the material reduction of Mr. Weisshaupt’s duties and responsibilities without his consent, the reduction of his base salary without his consent, or the requirement that he relocate his personal residence more than fifty (50) miles from Hong Kong or fifty (50) miles from Santa Ana, California.  If the employment agreement is terminated by AuraSound without cause or by Mr. Weisshaupt for good reason, AuraSound will continue to pay or provide to Mr. Weisshaupt, for a period of twelve (12) months, his then current base salary and the premiums necessary to keep Mr. Weisshaupt, his spouse and his dependents on AuraSound’s group medical coverage.  Mr. Weisshaupt will agree to keep AuraSound’s confidential and proprietary information confidential and, following his termination, not to solicit AuraSound’s employees for a period of two (2) years.  Any dispute related to the employment agreement must be settled through arbitration.  AuraSound will be responsible for payment of the arbitrator’s fees in any such action.

Our directors are reimbursed for expenses incurred by them in connection with attending Board meetings.  From and after the closing of the ASI Transaction, Robert Pearson, in his capacity as an independent director, will receive annual compensation of $10,000 per year, plus $2,000 per Board meeting, with a minimum of four (4) meetings per year, plus reimbursement for travel expenses for in person meetings.  No other director will receive compensation for serving as a director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

AuraSound, Inc.

By:	/s/Arthur Liu
Name: Arthur Liu
Title: Chief Executive Officer
Dated: July 20, 2010